Insider transaction detail - View details for insider with remarks

2007-02-09 14:41 ET

Transactions sorted by : Insider
Insider company name : Talisman Energy Inc. (Starts with)
Filing date range : February 9, 2007 - February 9, 2007

Insider name: TALISMAN ENERGY INC.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Talisman Energy Inc.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
891331	2007-01-02	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,343,900	20.0272	1,343,900					
	General remarks:	NCIB										
891338	2007-01-03	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	19.0378	1,843,900					
	General remarks:	NCIB										
891351	2007-01-04	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	18.2463	2,343,900					
	General remarks:	NCIB										
891353	2007-01-05	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+740,000	18.0715	3,083,900					
	General remarks:	NCIB										
891355	2007-01-08	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,343,900		740,000					
	General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.										

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
891359	2007-01-08	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+740,000	18.4190	1,480,000					
	General remarks:	NCIB										
891360	2007-01-09	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+702,700	18.0161	2,182,700					
	General remarks:	NCIB										
891361	2007-01-10	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+800,000	17.9188	2,982,700					
	General remarks:	NCIB										
891363	2007-01-16	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	18.1867	3,882,700					
	General remarks:	NCIB										
891390	2007-01-16	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,982,700		900,000					
	General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.										

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
891368	2007-01-17	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	18.3671	1,800,000					
	General remarks:	NCIB										
891369	2007-01-18	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	18.3363	2,700,000					
	General remarks:	NCIB										
891371	2007-01-22	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	18.6559	3,600,000					
	General remarks:	NCIB										
891392	2007-01-22	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,700,000		900,000					
	General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.										
891378	2007-01-23	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	19.3675	1,800,000					
	General remarks:	NCIB										

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
891380	2007-01-24	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+786,800	19.7463	2,586,800					
	General remarks:	NCIB										
891382	2007-01-25	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000,000	19.9903	3,586,800					
	General remarks:	NCIB										
891384	2007-01-26	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+900,000	20.3099	4,486,800					
	General remarks:	NCIB										
891386	2007-01-29	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000,000	20.2194	5,486,800					
	General remarks:	NCIB										
891387	2007-01-30	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000,000	20.6278	6,486,800					
	General remarks:	NCIB										

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
891389	2007-01-31	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000,000	20.8839	7,486,800					
General remarks:		NCIB										
891394	2007-02-01	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,486,800		3,000,000					
General remarks:		Shares purchased for cancellation pursuant to NCIB were cancelled.										
891396	2007-02-08	2007-02-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,000,000			0				
General remarks:		Shares purchased for cancellation pursuant to NCIB were cancelled.										